Exhibit 99.1

Motif Bio Invited to Present at Infectious Diseases Conference

NEW YORK, June 22, 2017 (GLOBE NEWSWIRE) — Motif Bio plc (NASDAQ: MTFB; AIM: MTFB.LN), a clinical stage biopharmaceutical company specializing in developing novel antibiotics, today announced that Dr. David Huang, Chief Medical Officer at Motif Bio, has been invited to present a clinical development overview of iclaprim during the formal Symposia session at IDWeek 2017 on October 5, 2017. In addition, Dr. Huang will lead a “Meet-the-Professors Session” in a clinically oriented Q&A session on October 6, 2017.

IDWeek is the combined annual meeting of the Infectious Diseases Society of America, Society for Healthcare Epidemiology of America, HIV Medicine Association and Pediatric Infectious Diseases Society. The Symposia session is focused on clinical programs in late clinical development and closest to regulatory approval.

Commenting on the invitation David Huang, CMO at Motif Bio said, “IDWeek is a major event for infectious disease professionals and I am delighted that the IDWeek Committee has selected iclaprim for presentation.  I look forward to presenting the positive data from the REVIVE-1 trial.  We believe these data suggest iclaprim may serve as an important differentiated antibiotic option in an era of emerging antibiotic resistant infections.”

About Iclaprim

Iclaprim is a potential novel antibiotic, designed to be effective against bacteria that have developed resistance to other antibiotics. Iclaprim exhibits potent activity against Gram-positive clinical isolates of many genera of staphylococci, including methicillin-sensitive staphylococci (MSSA) and methicillin-resistant staphylococci (MRSA). The MIC90 of iclaprim was lower, demonstrating higher potency, than most comparators including vancomycin and linezolid, standard of care therapies used in serious and life-threatening Gram-positive hospital infections. To date, iclaprim has been studied in over 1,000 patients and healthy volunteers. No dosage adjustment is required in patients with renal impairment, or in obese patients. The iclaprim fixed dose may help reduce the resources required in hospitals since dosage adjustment by health care professionals is avoided, and overall hospital treatment costs may be lower, especially in renally impaired patients.

About IDWeek

IDWeek is attended by over 6000 healthcare professionals practicing or involved in infectious diseases and healthcare epidemiology and prevention, including researchers, clinicians, quality and patient safety practitioners, epidemiologists.  In addition, public health officials, including those who see HIV and pediatric patients attend in numbers.  It is a meeting for professionals who want to stay current and apply state-of-the art science to clinical care, and excel in their own career.

About Motif Bio: www.motifbio.com

Motif Bio is a clinical-stage biopharmaceutical company, engaged in the research and development of novel antibiotics designed to be effective against serious and life-threatening infections in hospitalized patients caused by multi-drug resistant bacteria. Our lead product candidate, iclaprim, is being developed for the treatment of acute bacterial skin and skin structure infections (ABSSSI) and hospital acquired bacterial pneumonia (HABP), including ventilator associated bacterial pneumonia (VABP), infections often caused by MRSA (methicillin-resistant Staphylococcus aureus). Having completed the REVIVE-1 trial, patients are currently being enrolled and dosed in a second global Phase 3 clinical trial (REVIVE-2) with an intravenous formulation of iclaprim, for the treatment of ABSSSI. Data readout for REVIVE-2 is expected in the second half of 2017.

Forward-Looking Statements

This press release contains forward-looking statements. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause Motif Bio’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Motif Bio believes that these factors include, but are not limited to, (i) the timing, progress and the results of clinical trials for Motif Bio’s product candidates, (ii) the timing, scope or likelihood of regulatory filings and approvals for Motif Bio’s product candidates, (iii) Motif Bio’s ability to successfully commercialize its product candidates, (iv) Motif Bio’s ability to effectively market any product candidates that receive regulatory approval, (v) Motif Bio’s commercialization, marketing and manufacturing capabilities and strategy, (vi) Motif Bio’s expectation regarding the safety and efficacy of its product candidates, (vii) the potential clinical utility and benefits of Motif Bio’s product candidates, (viii) Motif Bio’s ability to advance its product candidates through various stages of development, especially through pivotal safety and efficacy trials, (ix) Motif Bio’s estimates regarding the potential market opportunity for its product candidates, and (x) the factors discussed in the section entitled “Risk Factors” in Motif Bio plc’s Annual Report on Form 20-F filed with the SEC on May 1, 2017, which is available on the SEC’s web site, www.sec.gov. Motif Bio plc undertakes no obligation to update or revise any forward-looking statements.

For further information, please contact:

Motif Bio plc Contact:

Graham Lumsden

Chief Executive Officer

ir@motifbio.com

Investor Contact:

Patricia L. Bank

Westwicke Partners

415-513-1284

patti.bank@westwicke.com